MORGAN STANLEY INVESTMENT MANAGEMENT INC.

1585 Broadway

New York, NY 10036

VIA EDGAR

April 6, 2026

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgan Stanley Bitcoin Trust

Amendment No. 6 to Registration Statement on Form S-1

Filed April 3, 2026
SEC File No. 333-292586

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Morgan Stanley Bitcoin Trust (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, (the “Registration Statement”) be accelerated so that the Registration Statement may become effective no earlier than 4:00 p.m., Eastern Time, on April 6, 2026, or as soon as practicable thereafter.

The Registrant requests that notification of such effectiveness be made by telephone call to Allison Fumai and Anna Tomczyk of Dechert LLP, legal counsel to the Registrant, at 212-698-3526 and 212-641-5626, respectively.

Very truly yours,

MORGAN STANLEY BITCOIN TRUST

Morgan Stanley Investment Management, Inc., as Delegated Sponsor of the Trust

By:	/s/ Scott Steel
Name:	Scott Steel
Title:	Managing Director

*	The registrant is a trust, and the person is signing in his capacity as officer of Morgan Stanley Investment Management, Inc., the Delegated Sponsor of the registrant.